SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

913821 30 2

(CUSIP Number)

Dave M. Muchnikoff, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 1 of 5 Pages

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael L. Kovens

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS N/A

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 332,719 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 332,719 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,719 shares/1/

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%

	14.	TYPE OF REPORTING PERSON IN

	/1/	Includes options to purchase 20,000 shares of Common Stock exercisable within 60 days of the date hereof.

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 2 of 5 Pages

            This is Amendment No. 8 to the Schedule 13D filed on September 14, 1998, by Michael L. Kovens (the "Reporting Person"). Amendments were filed for events on December 24, 2001, February 10, May 7 and October 11, 2002, September 3, 2003 and on May 26, 2004. The item numbers refer to items in the Schedule 13D. All information in this Amendment No. 8 with respect to the common stock of Universal Security Instruments, Inc. is correct to the best knowledge and belief of the Reporting Person. The Schedule l3D is hereby amended and supplemented by adding the following information:

Item 1.   Security and Issuer

            This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Universal Security Instruments, Inc. (the "Company"). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.   Identity and Background

(a)-(c)	This Schedule 13D is filed by Michael Kovens (the "Reporting Person"). The Reporting Person's residence address is 6 Regency Court, Baltimore, Maryland 21208. Mr. Kovens is the President of Omni Motor Sports, Inc. located at 10711 Gilroy Road, Hunt Valley, Maryland 21031.

Item 4.   Purpose of Transaction

            The Reporting Person has disposed of the shares of Common Stock covered by this Statement to decrease his equity position in the Issuer. The Reporting Person may dispose of additional shares of Common Stock reported as held herein from time to time to further decrease his equity position in the Issuer.

            On April 11, 2005, Mr. Kovens nominated himself as a candidate for the Board of Directors of the Company and was informed by the Company on April 15, 2005 that his nomination was accepted. Mr. Kovens is seeking board representation to protect his significant investment in the Company. Mr. Kovens is seeking board representation because he believes that the Company is too small to remain as an independent company and that the Board should immediately retain an investment banker to review ways to maximize shareholder value. The review includes conducting a comprehensive review and analysis of the value that could be achieved by remaining an independent company versus the Company's value from a possible business combination in which the Company may be either the acquiror or the seller. Mr. Kovens believes that the only way he can be assured that his proposal receives appropriate consideration is through board representation. Except as previously noted in this Schedule 13D, the Reporting Person does not have any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

            As previously disclosed in this Schedule 13 D, the Reporting Person and the Company are involved in pending litigation. On January 21, 2005, the Reporting Person filed an amended complaint with the Circuit Court for Baltimore County, Maryland on behalf of himself seeking injunctive relief to, among other things, enjoin the Company and defendants Harvey B. Grossblatt and the Estate of Stephen C. Knepper (the "Defendants") from (i) denying the

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 3 of 5 Pages

Reporting Person access to stockholder and financial information to which the Reporting Person has a right under Maryland law; (ii) voting any proxies held by any of the Defendants on any stock issued by the Company since October 1, 2001; (iii) voting any stock issued by the Company since October 1, 2001; (iv) enforcing the "Change of Control" provisions in the employment contract of Harvey B. Grossblatt; (v) taking any action that would further dilute the capital stock of the Company; (vi) taking any action that would further dilute the stock interests of the Reporting Person; (vii) taking any action that would further interfere with the voting interest of the Reporting Person; (viii) issuing any additional capital stock of the Company to themselves; and (ix) issuing any additional stock options to themselves or others within their control.

            The amended complaint also seeks a declaratory judgment declaring, among other things, that (i) all actions of the Company's board of directors and its stock option committee as to the granting of any options and restrictive shares of the Company's Common Stock pursuant to its non-qualified stock option plan from October 1, 2001 to the present are void and unenforceable and ordering rescission of all such grants or issuances of stock upon exercise of such grants; (ii) any proxies given by any grantee of options or restricted stock, including by the Reporting Person, to Defendants Knepper or Grossblatt from October 1, 2001 to the present are void and unenforceable; (iii) any employment agreements between the Company and Defendants Knepper, and/or Grossblatt are void and unenforceable and ordering rescission of all such employment agreements; (iii) any bylaw amendment adopted by the Board of the Company from October 1, 2001 to the present is void and unenforceable; (iv) require the Company to honor the Reporting Person's exercise of his June 11, 1997 stock option effective as June 7, 2002; (v) the election of the Company's board of directors to be governed by Section 3-804 of the Corporations and Associations Article of the Annotated Code of Maryland ("Section 3-804") is void and unenforceable and directing the board of directors of the Company to file with the State of Maryland an instrument revoking the election previously filed by the Company; and (v) the election of the Board of Directors at the September 8, 2003 Annual Meeting of the Company is null and void. Section 3-804 requires, among other things, a two-thirds stockholder vote requirement to remove a director and that a vacancy in the board of directors may only be filled by remaining directors.

            The amended complaint alleges that corporate actions taken by the Defendants Harvey B. Grossblatt and the Estate of Stephen C. Knepper were for their own personal gain and in breach of their fiduciary duties to the Reporting Person. The amended complaint also seeks monetary damages from these defendants in the amount of $20.0 million. The amended complaint also alleges that the Company breached its stock option agreement with the Reporting Person and seeks monetary damages in the amount of $500,000.

            A copy of the amended complaint as filed in Baltimore County Circuit Court (Case No. C-03-9639).

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 4 of 5 Pages

Item 5.   Interest in Securities of the Issuer

            (a) The Reporting Person is the beneficial owner of 332,719 shares of Common Stock, representing approximately 20.1% of the total outstanding shares of Common Stock (based on the 1,637,464 shares of Common Stock issued and outstanding as of the date of the Company's Form 10-Q for the quarter ended December 31, 2004 and including options to purchase 20,000 shares of Common Stock held by the Reporting Person, as adjusted for a four for three stock split paid on April 5, 2004).

(b)	(1)	Sole power to vote or to direct vote:	332,719
	(2)	Shared power to vote or to direct vote:	0
	(3)	Sole power to dispose or to direct disposition:	332,719
	(4)	Shared power to dispose or to direct disposition:	0

(c)	During the last 60 days, the Reporting Person has made no transactions in the Company's Common Stock.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company's Common Stock held by the Reporting Person.
(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The Reporting Person owns options to purchase 20,000 shares of Common Stock at an exercise price of $2.25 per share, all of which are currently exercisable, as adjusted for a four for three stock split paid on April 5, 2004.

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SCHEDULE 13D/A
CUSIP No. 913821 30 2	Page 3 of 5 Pages

Item 7.   Material to be Filed as Exhibits

None

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 17, 2005	/s/ Michael L. Kovens Michael L. Kovens

End.